EXHIBIT 99.1

Reverse Stock Split FAQ
May 25, 2012

On January 25, 2012, THQ received notification from Nasdaq that THQ's common stock was not in compliance with Nasdaq's $1.00 minimum bid requirement because our common stock closed below $1 for 30 consecutive trading days. We have a period of 180 calendar days, or until July 23, 2012, to gain compliance with the minimum bid requirement or face a delisting of our common stock. To regain compliance with this requirement, our common stock must trade above $1 for ten consecutive trading days before July 23, 2012.

We believe that having our common stock delisted from the NASDAQ Global Select Market would be undesirable for our stockholders and potentially detrimental to our business. If THQ's stock does not rise above $1 for ten consecutive trading days prior to July 23, 2012 on its own, THQ expects to effect a reverse split of its common stock, which requires approval by stockholders. THQ has begun the process of calling a special meeting of stockholders for this purpose.

The following are frequently asked questions with regard to reverse stock splits.

What is a reverse stock split?

THQ is asking its stockholders to approve a reverse stock split of THQ common stock at a special meeting of stockholders on or about June 29, 2012. A reverse stock split reduces the total number of a company's issued and outstanding common shares, and as a result of the reduction in the number of such common shares, the price per common share increases upon completion of a reverse stock split.

For example:

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If THQ completes a 1-for-3 reverse stock split, every 3 common shares would become one common share, and 3 shares trading at $1.00 per share immediately before the split takes effect would become one share at $3.00*;

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If THQ completes a 1-for-5 reverse stock split, every 5 common shares would become one common share, and 5 shares trading at $1.00 per share immediately before the split takes effect would become one share at $5.00*; or

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If THQ completes a 1-for-10 reverse stock split, then 10 common shares would become one common share, and 10 shares trading at $1.00 per share immediately before the split takes effect would become one share at $10.00*.

*upon market open on the date the reverse stock split becomes effective.

With a reverse stock split, a stockholder has fewer but higher priced shares, keeping the total investment the same when the market opens on the date the reverse stock split becomes effective subject to the elimination of fractional shares.

THQ is proposing the three reverse split ratios mentioned above to its stockholders (i.e. 1-for-3, 1-for-5 and 1-for-10). THQ's Board of Directors will select one of the three ratios and set the timing of the reverse stock split if THQ's stockholders grant such authority to the Board and approve all three ratios.

Why is THQ asking stockholders to vote on a reverse stock split?

The objective of the reverse stock split is to ensure that THQ maintains its listing on the Nasdaq Global Select Market. THQ was notified on January 25, 2012 that it was no longer in compliance with Nasdaq's minimum bid price requirement because its closing price per share had fallen below $1.00 for 30 consecutive trading days. THQ has until July 23, 2012 to regain compliance with this requirement. In order to regain compliance, the closing bid price for THQ's common stock must be above $1.00 for a minimum of 10 consecutive business days before July 23, 2012.

When would the reverse stock split go into effect?

It is anticipated that the reverse stock split would be effective on or about July 5, 2012.

What happens to my stock in the meantime?

THQ common stock continues to be listed on the NASDAQ Global Select Market and will continue trading as usual.

What do I do with the shares I own when there's a reverse stock split?

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If your THQ shares of common stock are held in a brokerage account, you will not need to take any action to effect the exchange of your shares. Your broker is likely authorized to exchange the shares for you and the number of shares you own after the split should be reflected in your account. You can contact your broker for more information.

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If you hold the stock certificates yourself, you will receive a letter from Computershare Investor Services, LLC, THQ's transfer agent, with further instructions, including how you must send your certificates back to Computershare to exchange them for new certificates. You should receive the information in the mail shortly after the reverse stock split takes effect. You can contact Computershare for more information by calling (877) 373-6374 (a toll-free number) or (312) 360-5169.

Additional Important Information

THQ filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) on May 25, 2012 relating to the solicitation of proxies from stockholders for the special meeting of stockholders to be held on June 29, 2012 (the “2012 Special Meeting”).  You are strongly advised to read the preliminary proxy statement, and the definitive proxy statement when it is filed with the SEC, as they contain additional important information regarding the reverse stock split proposal. Stockholders are able to obtain, without charge, copies of the proxy statement and other related documents filed by THQ with the SEC for the 2012 Special Meeting at the SEC's website at www.sec.gov.  THQ, its directors and its executive officers may be deemed participants in the solicitation of proxies from stockholders for the 2012 Special Meeting.  Additional information regarding THQ's directors, executive officers and other persons who may be considered participants in the solicitation of proxies for the 2012 Special Meeting, including their respective interests by security holdings or otherwise, is available in the preliminary proxy statement for the 2012 Special Meeting filed with the SEC on May 25, 2012 and will also be set forth in the definitive proxy statement when it is filed with the SEC.

Forward Looking Statements

The foregoing questions and answers contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including statements about THQ's estimates and expectations regarding are forward-looking. THQ uses words such as “anticipate”, “believe”, “estimate”, “expect”, “intend” (and the negative of any of these terms), “future” and similar expressions to help identify forward-looking statements. These forward-looking statements are subject to business and economic risks and reflect management's current estimates and expectations, and involve subjects that are inherently uncertain and difficult to predict. Actual results could differ materially from the expectations set forth in these forward-looking statements. THQ will not necessarily update these forward-looking statements if they later turn out to be inaccurate. Risks and uncertainties that may affect THQ's future results include, but are not limited to, those discussed above, under the heading “Risk Factors” in THQ's Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and Quarterly Reports on Form 10-Q since such date, and in other documents THQ has filed with the Securities and Exchange Commission.